SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of April, 2008

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release - COPA AIRLINES TAKES DELIVERY OF 12TH EMBRAER 190 AIRCRAFT

PRESS RELEASE	CONTACT:	Patricia Roquebert
(507) 304-2672

COPA AIRLINES TAKES DELIVERY OF 12TH EMBRAER 190 AIRCRAFT
Copa’s fleet is one of the youngest in the industry
PANAMA CITY, April 14/PRNewswire-FirstCall/ -- Copa Airlines, subsidiary of Copa Holdings S.A. (NYSE: CPA) today announced it has taken delivery of its twelfth EMBRAER 190 aircraft, bringing its fleet total to 38. Copa Airlines operates one of the youngest fleets in the world.

“This new aircraft arrival signals the continuation of our fleet expansion and modernization,” said Pedro Heilbron, CEO of Copa Airlines. “The EMBRAER 190 gives us the flexibility to continue growing our route network with an efficient fleet and a comfortable and attractive airplane for the benefit of our passengers.”

Copa Airlines’ new aircraft are more fuel efficient, thereby reducing the greenhouse gas effect. The EMBRAER 190 is equipped with modern engineering design features, including high-performance GE engines and “winglets” (wingtip extensions), which reduce drag and fuel consumption.

The EMBRAER 190 seats 94 passengers, 10 in Business Class and 84 in coach. The coach-class cabin has two seats on each side of the aisle, and no middle seat.

In addition to its 12 EMBRAER aircraft, Copa Airlines operates 26 Boeing 737 Next Generation aircraft.

About Copa Holdings, S.A.
Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers 126 daily scheduled flights to 41 destinations in 22 countries in North, Central and South America and the Caribbean through its Hub of the Americas based in Panama City, Panama. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. Copa is an associate member of the Global SkyTeam alliance, giving its passengers access to more than 15,200 daily flights to more than 790 cities in 162 countries. AeroRepublica, the second-largest carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogotá, Bucaramanga, Cali and Medellin. For more information, visit http://www.copaair.com.

CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 04/14/2008	By:	/s/ Victor Vial
Name: Victor Vial Title: CFO